JUNE  7,  2000

SECURITIES  AND  EXCHANGE  COMMISSION
450  FIFTH  STREET,  N.W.
WASHINGTON,  D.C.  20549


RE:     REQUEST  WITHDRAWAL  OF  N-30D FILINGS
        FOR  CALVERT  WORLD  VALUES  FUND  INC
        ACCESSION  NUMBER  0000884110-00-000005
        ACCESSION  NUMBER  0000884110-00-000006


DEAR  SIR  OR  MADAM:

ON JUNE 6, 2000, CALVERT WORLD VALUES FUND INC ATTEMPTED TWICE TO FILE FORM N-30D, AND MISTAKENLY FILED INCOMPLETE REPORTS. THE ACCESSION NUMBER FOR THE FILINGS WERE 0000884110-00-000005 AND 0000884110-00-000006.
WE  HAVE  CORRECTED  THE  ERROR,  AND SUBMITTED A THIRD FILING ON JUNE 7, 2000.

WE  RESPECTFULLY  REQUEST  THAT  THE  INCORRECT  FILINGS  BE  WITHDRAWN.

IF  YOU  HAVE  ANY  QUESTIONS  OR NEED FURTHER INFORMATION, PLEASE CONTACT US AT
(301)  951-4881.  WE  THANK  YOU  FOR  YOUR  ASSISTANCE.


SINCERELY  YOURS,


EDITH  LILLIE
SECURITIES  PARALEGAL